Filed Pursuant to Rule 433

Registration No. 333-205558

and 333-205558-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

December 11, 2017

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	2.80% Debentures, Series due January 15, 2023
Registration Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	January 15, 2023
Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, beginning July 15, 2018
Coupon Rate:	2.80%
Price to Public:	99.960% of the principal amount thereof
Benchmark Treasury:	2.00% due November 30, 2022
Benchmark Treasury Yield:	2.158%
Spread to Benchmark
Treasury Yield:	65 basis points
Reoffer Yield:	2.808%
Trade Date:	December 11, 2017
Settlement Date:*	December 14, 2017
Optional Redemption:	Redeemable at any time prior to December 15, 2022, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 10 basis points; and redeemable at any time on or after December 15, 2022, at 100% of the principal amount plus any accrued and unpaid interest.
CUSIP / ISIN Number:	65339K AW0/US65339KAW09

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

CIBC World Markets Corp.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

RBC Capital Markets, LLC

Regions Securities LLC

Co-Managers

SG Americas Securities, LLC

The Williams Capital Group, L.P.

Junior Co-Manager

Siebert Cisneros Shank & Co., L.L.C.

*	It is expected that delivery of the Debentures will be made against payment therefor on or about December 14, 2017, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.
**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated December 11, 2017.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, RBC Capital Markets, LLC, toll-free at 1-866-375-6829 or Regions Securities LLC collect at 1-404-279-7400.